EXHIBIT 5.1

June 15, 2006
Board of Directors Umpqua Holdings Corporation One SW Columbia Street, Suite 1200 Portland, Oregon 97258
Re: Merger with Western Sierra Bancorp
Ladies and Gentlemen:

        This firm has acted as counsel to Umpqua Holdings Corporation (the "Company") in connection with a merger (the "Merger") in which Western Sierra Bancorp was merged with and into the Company pursuant to an Agreement and Plan of Reorganization dated February 7, 2006, and an accompanying Plan of Merger, and in connection with the preparation and filing of:

  the Company's Registration Statement on Form S-4 (File No. 333-132453) filed with the Securities and Exchange Commission covering shares of Company common stock to be issued to Western Sierra Bancorp shareholders in the Merger in exchange for shares of Western Sierra Bancorp common stock (as amended, the "Registration Statement"); and
  Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (the "Amendment") covering the shares of Company common stock (the "Shares") to be issued upon the exercise after the Merger of options issued in accordance with the terms of the Western Sierra Bancorp 2004 Stock Option Plan, Western Sierra Bancorp 1999 Stock Option Plan, Western Sierra Bancorp 1997 Stock Option Plan, Auburn Community Bancorp 2003 Stock Option Plan, Sentinel Community Bank 1999 Stock Option Plan and Western Sierra National Bank 1989 Stock Option Plan (the "Plans"), and the agreements governing such options.

        In the course of our representation we have examined the Registration Statement including the Amendment, the Plans, and copies of the Articles of Incorporation, Bylaws, and excerpts of minutes of meetings of the Boards of Directors of the Company and Western Sierra Bancorp. We have also received from officers of the Company certain other documents, corporate records, certificates and representations concerning factual matters. We have reviewed such documents and certificates, made such inquiries of public officials, and made such review of laws as we consider necessary for purposes of this opinion. We have relied as to matters of fact upon the above documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

        Based upon the foregoing and subject to the qualifications and exceptions heretofore and hereinafter set forth, we are of the opinion that the Shares have been duly authorized by the Company, and, that provided that the Registration Statement remains effective, such state and other securities laws as may be applicable have been complied with, and the Company has issued the Shares in the manner provided in the Plans and as described in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

        This opinion is limited to the laws of the State of Oregon and applicable federal laws of the United States of America, and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

        We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours, FOSTER PEPPER TOOZE LLP /s/ Foster Pepper Tooze LLP